FIRST PACIFIC

82-836

FIRST PACIFIC COMPANY LIMITED

INTERIM REPORT 2002

CORPORATE PROFILE

First Pacific is a Hong Kong-based investment and management company with operations located primarily in Southeast Asia. Its principal business interests relate to Consumer and Telecommunications. Listed in Hong Kong, First Pacific's shares also are available in the United States through American Depositary Receipts.

With effect from 2 September 2002, First Pacific's Hang Seng Stock Classification will change to Consumer Goods (Food and Beverages) from Conglomerates.

First Pacific's principal investments are summarized on page 40.

CONTENTS

HALF-YEAR HIGHLIGHTS

Contribution from operations by line of business


US$m
60
40
20
0
-20
-40
1998 1999 2000 2001 2002
Consumer
Telecommunications
Property
Banking

FINANCIAL SUMMARY

Six months ended 30 Jun US$ millions	2002	2001	change
Turnover	**899.1**	904.5	-0.6%
Operating profit	**137.4**	83.5	+64.6%
Contribution from continuing businesses	**22.4**	20.7	+8.2%
Contribution from operations	**20.1**	25.5	-21.2%
Recurring profit	**15.6**	12.5	+24.8%
Foreign exchange gains/(losses)	**11.2**	(32.5)	–
Profit/(loss) attributable to ordinary shareholders	**26.8**	(12.1)	–

US$ millions	At 30 Jun 2002	At 31 Dec 2001	change
Net current assets/(liabilities)	**155.9**	(234.5)	–
Total assets	**2,197.3**	2,045.7	+7.4%
Net debt	**972.3**	790.5	-23.0%
Shareholders' deficit	**(117.6)**	(191.2)	+38.5%
Net assets	**348.3**	201.0	+73.3%

Recurring profit


US$m
30
25
20
15
10
5
0
1998 1999 2000 2001 2002

PER SHARE DATA

Six months ended 30 Jun U.S. cent	2002	2001	change
Recurring profit	**0.50**	0.40	+24.8%
Basic earnings/(loss)	**0.85**	(0.39)	–

FINANCIAL RATIOS

Times	At 30 Jun 2002	At 31 Dec 2001	change
Gearing ratio[(i)]			
– Consolidated	**2.79**	3.93	+29.0%
– Company	**0.20**	0.09	-122.2%

(i) Calculated as net debt divided by net assets.

2002 GOALS: HALF-YEAR REVIEW

FIRST PACIFIC

- **Enhance recurrent cash flows at Head Office.**
  In progress. Cost saving measures implemented. Proceeds from the proposed transaction with the Gokongwei Group will be invested in cash flow enhancing assets.
- **Refinance or repay existing two-year loan with longer term funding.**
  In progress. Proceeds from the proposed transaction with the Gokongwei Group will be applied to repaying debt.
- **Conclude value-enhancing strategy for the Group's investments in Escotel and Metrosel.**
  In progress. Weaker telecom sector sentiment and regional tensions have hampered definitive progress with regards to Escotel. Accordingly, First Pacific continues to focus on developing Escotel's operations. Initiatives with regards to Metrosel are on-going, pending agreement on implementing an in principle plan.
- **Improve share price performance.**
  Not achieved. Share price has declined by 28 per cent year to date.

INDOFOOD

- **Pursue core business strategy to focus on value enhancement.**
  In progress. First half recorded strong growth in revenues for principal divisions.
- **Improve share price performance.**
  Achieved. Share price has improved by more than 50 per cent year to date.
- **Maintain dividend payout ratio of 30 per cent.**
  Achieved. 30 per cent payout for year 2001.
- **Complete share buy back programme.**
  In progress. By 8 August 2002, 554.9 million shares had been repurchased, representing 6.1 per cent of Indofood's issued and paid-up capital.
- **Implement employee stock ownership plan.**
  Achieved. The 2002 implementation phase, representing 50 per cent of the programme, was completed in May 2002.

PLDT

- **Pursue and complete liability management programme.**
  In progress. Half of the US$1.3 billion of debt that matures between 2002 and 2004 is to be refinanced by new debt and notes; remaining to be settled out of internal free cash flows and dividends from Smart.
- **Smart to manage Cellular ARPUs through value-added services.**
  In progress. Smart continues to develop innovative services, complemented by the launch of the 64K Super SIM Card to maximize the use of such services.
- **Develop data and network related operations to become longer-term drivers of value.**
  In progress. First half results up, portending improved annual results.
- **Build and strengthen the operations and financial position of ePLDT.**
  In progress. PLDT expects call center revenues to become increasingly significant.

METRO PACIFIC

- **Conclude debt reduction programme.**
  In progress.
- **Conclude the merger of First e-Bank.**
  In progress. Negotiations are on-going.

ESCOTEL

- **Retain market leadership in view of anticipated competition.**
  Achieved. Continues to hold market-leading positions in all three circles.
- **Maximize network availability and utilization.**
  In progress. Discussions are on-going with Escotel's equipment suppliers, with a view toward enhancing the network to accommodate future subscriber growth.
- **Grow revenues and EBITDA to achieve full break-even.**
  Achieved. Escotel has enhanced EBITDA and reported its first profit contribution in the period to 30 June 2002.

REVIEW OF OPERATIONS

During the period, the Group's continuing businesses improved their profit contribution by eight per cent to US$22.4 million (1H01: US$20.7 million), while recurring profit improved by 25 per cent to US$15.6 million (1H01: US$12.5 million). Foreign exchange gains of US$11.2 million (1H01: US$32.5 million loss) were recorded, reflecting stronger regional currencies. There follows a contribution summary.

Contribution from operations by country


US$m
25
20
15
10
5
0
-5
Indonesia
Philippines
India
Others

CONTRIBUTION SUMMARY

Six months ended 30 Jun US$ millions	Turnover 2002	Turnover 2001	Contribution to Group profit/(loss)[i] 2002	Contribution to Group profit/(loss)[i] 2001
Indofood	**836.4**	671.4	**24.8**	18.6
PLDT[ii] [iii]	**–**	–	**17.4**	14.0
Metro Pacific	**62.3**	87.8	**(20.4)**	(8.2)
Escotel[ii]	**–**	–	**0.6**	(3.7)
From continuing businesses	**898.7**	759.2	**22.4**	20.7
From disposed businesses[iv]	**0.4**	145.3	**(2.3)**	4.8
FROM OPERATIONS	**899.1**	904.5	**20.1**	25.5
Corporate overhead			**(5.0)**	(6.3)
Interest expense			**(9.6)**	(12.8)
Interest income			**10.1**	6.1
RECURRING PROFIT			**15.6**	12.5
Foreign exchange gains/(losses)			**11.2**	(32.5)
Reversal of provision for investments[iii]			**–**	7.9
PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS			**26.8**	(12.1)

(i) After taxation and outside interests, where appropriate.

(ii) Associated companies.

(iii) In 2001, a share of Piltel's losses of US$7.9 million has been offset by the release of a provision at the Group level. Comparative figures for PLDT have been restated to separately show the effect of this provision release.

(iv) Represents Infrontier in 2002 and 2001; Berli Jucker, Darya-Varia and Savills plc in 2001.

INDOFOOD

PT Indofood Sukses Makmur Tbk (Indofood) is the leading processed-foods group in Indonesia. The principal businesses of Indofood are Noodles, Flour and Edible Oils & Fats, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods.

Indofood's operations are denominated in rupiah, which averaged Rupiah 9,505 (1H01: Rupiah 10,661) to the U.S. dollar, and its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

Rupiah millions	2002	2001
Net income under Indonesian GAAP(1)	**571,087**	352,695
Differing accounting treatments(2)		
- Pension expenses	**82,319**	(108,338)
- Foreign exchange accounting	**27,217**	27,217
- Others	**20,785**	(21,043)
Adjusted net income under Hong Kong GAAP	**701,408**	250,531
Foreign exchange(3)	**(222,191)**	163,839
Indofood's net income as reported by First Pacific	**479,217**	414,370

US$ millions		
Translated into U.S. dollars at prevailing average rates of 2002: Rupiah 9,505 and 2001: Rupiah 10,661	**50.4**	38.8
Contribution to First Pacific Group profit, at an average shareholding of 2002: 49.2% and 2001: 48.0%	**24.8**	18.6

(1) Indofood has restated its net income for 1H01 from Rupiah 352,695 million to Rupiah 217,211 million after giving effect to the adoption of Statement of Financial Accounting Standard No. 55 in Indonesia, which standard is not applicable to First Pacific.

(2) Differences in accounting under Indonesian GAAP, compared with Hong Kong GAAP. Principal adjustments include:

- *Pension expenses: Indofood, since late 2001, accrues all pension liabilities, consistent with Hong Kong GAAP. Adjustments are therefore no longer required. However, 1H02 includes the reversal of Rupiah 82.3 billion of over-accrued pension costs in prior years. The Rupiah 108.3 billion adjustment for 1H01 represents First Pacific's accrual of Indofood's pension liabilities.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.*

(3) To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Indofood contributed a profit of US$24.8 million (1H01: US$18.6 million) to the Group, reflecting:

- strong sales revenues achieved through a mix of volume growth and price increases for all divisions, with the exception of Distribution;
- pressure on the gross margins of Noodles, and Edible Oils & Fats. This was respectively due to higher labor costs, and increased costs for crude palm oil and copra. Indofood's rupiah gross profit increased three per cent to Rupiah 1.91 trillion (US$201.1 million), and the rupiah gross margin for the period was 24.0 per cent (1H01: 26.0 per cent);
- increased costs for fuel, and the selling and promotion activities that underscored the growth in sales volumes. Indofood's rupiah operating margin for the period was 10.9 per cent (1H01: 14.4 per cent);
- reduced interest costs in rupiah terms, as the rupiah strengthened against the U.S. dollar;
- adjustments to ensure compliance with Hong Kong GAAP and First Pacific presentation, as detailed above.

During the first half of 2002 Indofood raised a US$100.0 million two-year term loan facility for working capital purposes, and US$280.0 million through competitively priced five-year Euro-bonds, the proceeds of which were used to replace existing debts. Indofood repaid debts of Rupiah 676.8 billion (US$71.2 million) and US$283.2 million over the period. The Financial Review section contains further information on Indofood's net debt.

As of 30 June 2002, Indofood had bought back 461.5 million shares under its share buy back programme, and issued 228.9 million shares under its employee stock ownership programme (ESOP). The programme to buy back up to 10 per cent of Indofood's issued and paid-up capital is being implemented in stages up to 30 November 2002, and will continue for as long as the repurchase of shares provides greater returns than alternate uses of cash. The ESOP covers 457.8 million shares, representing five per cent of Indofood's issued and paid-up capital, and is being implemented in stages. The first stage, representing 50 per cent of the ESOP, was completed in May 2002. The implementation of the second and third phases, each representing 25 per cent of the programme, will be completed in May 2003 and May 2004, respectively.

PLDT

Philippine Long Distance Telephone Company (PLDT) is the largest and most diversified telecommunications company in the Philippines. Its businesses are organized into three main segments: Wireless (principally through wholly-owned subsidiary Smart Communications (Smart)); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT).

PLDT's operations are principally denominated in pesos, which averaged Pesos 50.72 (1H01: Pesos 50.17) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

Pesos millions	**2002**	**2001**
Net income under Philippine GAAP	**2,755**	1,374
Preference dividends[1]	**(813)**	(769)
Net income attributable to common shareholders	**1,942**	605
Differing accounting treatments[2]		
– Foreign exchange accounting	**2,852**	(2,774)
– Fair values on acquisition	**1,400**	1,800
– Piltel losses	**(1,230)**	(1,610)
– Others	**171**	830
Intragroup items[3]	**140**	140
Adjusted net income/(loss) under Hong Kong GAAP	**5,275**	(1,009)
Foreign exchange[4]	**(1,652)**	3,874
PLDT's net income as reported by First Pacific	**3,623**	2,865

US$ millions		
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 50.72 and 2001: Pesos 50.17	**71.4**	57.1
Contribution to First Pacific Group profit, at an average shareholding of 2002: 24.4% and 2001: 24.6%	**17.4**	14.0

(1) First Pacific presents net income after the deduction of preference dividends.

(2) Differences in accounting under Philippine GAAP, compared with Hong Kong GAAP. Principal adjustments include:

- *Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss statement. An adjustment is required to reverse the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.*
- *Fair values on acquisition: First Pacific made certain fair value adjustments on its acquisition of PLDT, such that certain PLDT assets are held at different values. As such, the adjustment represents the reversal of depreciation on assets that First Pacific has already written down.*
- *Piltel losses: While Philippine GAAP allows PLDT to deconsolidate Piltel as PLDT's voting and economic interest in Piltel has declined to 45.3 per cent, Hong Kong GAAP recognizes that PLDT has the ability to control Piltel through PLDT's no cost, no restriction option to convert its preferred Piltel shares into Piltel common shares. Accordingly, under Hong Kong GAAP, Piltel's results are consolidated and, as Piltel's net asset value is negative, additional losses attributable to minority interests are recognized.*

(3) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(4) To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

PLDT contributed a profit of US$17.4 million (1H01: US$14.0 million) to the Group, reflecting:

- strong growth in Wireless, principally Smart's revenues growing to Pesos 16.3 billion (1H01: Pesos 10.6 billion) as its GSM subscribers reached 5.3 million (1H01: 3.6 million) and ARPU's remained above Pesos 550 (1H01: Pesos 592). In addition, Piltel's GSM subscriber base grew to 1.6 million (1H01: 0.8 million), and its operational loss for 1H02 reduced to Pesos 1.9 billion from Pesos 3.5 billion for 1H01;
- declining revenues and net income from Fixed Line, despite strong growth in Data revenues and reduced cash operating expenses;
- losses for Information and Communications Technology, which mask ePLDT's revenue growth to Pesos 402.0 million (1H01: Pesos 210.5 million);
- adjustments to ensure compliance with Hong Kong GAAP and First Pacific presentation, as detailed above.

During the period, PLDT completed a substantial portion of its liability management programme, which programme is designed to raise funds to address the US$1.3 billion of PLDT's debts that mature between 2002 and 2004. This included a new US$149 million facility from KfW to in-part refinance KfW's existing debt; the issuance of an aggregate of US$350 million global notes; and the launching of a US$130 million multicurrency syndicated term loan facility expected to be completed during the third quarter of 2002. PLDT intends to settle the remaining debt out of increased cash flows, through PLDT's on-going efforts to contain costs and reduce capex, and dividends from Smart. In addition, PLDT recently announced that it has secured a Yen 9.76 billion (US$84 million) Overseas Investment Loan from the Japan Bank for International Cooperation (JBIC). The Financial Review section contains further information on PLDT's net debt.

METRO PACIFIC

Metro Pacific Corporation (Metro Pacific) is based and separately listed in Manila and principally holds interests in property developers Bonifacio Land Corporation (BLC), Pacific Plaza Towers and Landco Pacific. Metro Pacific also holds interests in shipping company Negros Navigation, and in First e-Bank.

REVIEW OF OPERATIONS

Metro Pacific's operations are denominated in pesos, which averaged Pesos 50.72 (1H01: Pesos 50.17) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

Pesos millions	2002	2001
Net loss under Philippine GAAP	**(8,076)**	(1,088)
Differing accounting treatments[1]		
– Reversal of impairment provision	**7,188**	–
– Others	**(290)**	382
Adjusted net loss under Hong Kong GAAP	**(1,178)**	(706)
Foreign exchange[2]	**(105)**	190
Metro Pacific's net loss as reported by First Pacific	**(1,283)**	(516)

US$ millions		
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 50.72 and 2001: Pesos 50.17	**(25.3)**	(10.3)
Contribution to First Pacific Group profit, at an average shareholding of 2002: 80.6% and 2001: 80.6%	**(20.4)**	(8.2)

(1) Differences in accounting under Philippine GAAP, compared with Hong Kong GAAP. Principal adjustments include:

- *Reversal of impairment provision: In Metro Pacific's 1H02 accounts, an impairment provision of Pesos 7.2 billion has been made in respect of its investment in BLC. As such impairment provision has already been established in First Pacific's 2001 accounts, an adjustment is required to reverse the provision made by Metro Pacific.*

(2) To illustrate underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Metro Pacific contributed a loss of US$20.4 million (1H01: US$8.2 million loss) to the Group, reflecting:

- revenues on the sale, for Pesos 2.5 billion, of an undeveloped five-hectare lot in the Bonifacio Global City, which sale revenue is recognized on a cash receipts basis, offset by the recognition of all sale-related costs;
- a reduction in the number of units sold at Pacific Plaza Towers. Four units were sold during the first half of 2002; compared with 63 units in the comparative period in 2001, which included a bulk sale transaction;
- improved earnings from both Nenaco and Landco;
- increased borrowing costs as both Metro Pacific and BLC ceased to capitalize interest in 2002;
- adjustments to ensure compliance with Hong Kong GAAP and First Pacific presentation, as detailed above.

In January 2002, Metro Pacific through a transaction with Manuela Land and House, Inc., increased its interest in BLC to 72.9 per cent from 69.6 per cent.

In January 2002, Metro Pacific announced that it was undertaking a debt reduction plan. This process is on-going and Metro Pacific anticipates restructuring certain debts by providing property assets as security, and settling other debts with property assets. The Larouge Loan remains outstanding in the amount of US$90.0 million of principal, and US$17.4 million of accrued interest as at 30 June 2002. The Financial Review section contains further information on Metro Pacific's net debt.

ESCOTEL

Escotel Mobile Communications Limited (Escotel) commenced operations in 1996, and is a GSM cellular telephone services provider based in New Delhi, India. Escotel operates in three circles: Uttar Pradesh (West), Haryana and Kerala.

Escotel's operations are denominated and reported in rupees, which averaged Rupees 48.81 (1H01: Rupees 46.77) to the U.S. dollar.

Escotel returned its first profit, contributing US$0.6 million (1H01: US$3.7 million loss) to the Group, reflecting:

- increased subscriber revenues, underscored by strong growth in subscribers to 571,887 at 30 June 2002 (1H01: 333,242 subscribers);
- reduced year on year ARPUs at Rupees 508 (1H01: Rupees 545) due to the rapid expansion of Escotel's prepaid subscriber base;
- increased network, subscriber and depreciation expenses, in line with Escotel's expansion.

The Financial Review section contains further information on Escotel's net debt.

INFRONTIER

First Pacific reduced its interest in Infrontier Limited (Infrontier) to 19 per cent from 100 per cent, effective 30 April 2002.

First Pacific's decision was based on the fact that, while the enterprise continues to offer longer-term potential, key financial objectives were not achieved. Accordingly, First Pacific decided to limit its direct financial support for Infrontier, which to date has totaled US$24 million.

Under the terms of the transaction, which was signed on 19 August 2002, First Pacific has transferred a controlling stake of 81 per cent to the incumbent management who, with effect from 1 May 2002, have been responsible for meeting Infrontier's support requirements. Mr. James Jones has replaced Mr. Edward A. Tortorici, Executive Director of First Pacific, as CEO of Infrontier as Mr. Tortorici has stepped down.

In order to participate in Infrontier's future growth, First Pacific has retained a minority stake of 19 per cent, will have proportional representation on the Infrontier board, and holds an option, exercisable until 30 April 2003, to increase its shareholding to 49 per cent.

For the period to 30 April 2002, Infrontier contributed a loss of US$2.3 million and, with effect from 1 May 2002, Infrontier has been accounted for as a long-term investment.

The 2001 comparative figures for PLDT have been restated to reflect the consolidation of Piltel. Such adjustments have no material effect on the Group's results or shareholders' equity.

Net debt and gearing


US$m
Gearing (times)
2,000
1,600
1,200
800
400
0
5
4
3
2
1
0
1998
1999
2000
2001
2002
Net debt
First half
Full year
Gearing (times)

LIQUIDITY AND FINANCIAL RESOURCES

CONSOLIDATED NET DEBT AND GEARING BY OPERATING COMPANY

	At 30 Jun 2002			At 31 Dec 2001		
US$ millions	Net debt[(i)]	Net assets	Gearing (times)	Net debt[(i)]	Net assets/ (liabilities)	Gearing (times)
Head Office	**196.6**	**665.4**	**0.20x**	83.3	693.5	0.09x
Indofood	**518.0**	**495.2**	**1.05x**	442.5	318.6	1.39x
Metro Pacific	**257.7**	**164.1**	**1.57x**	264.6	188.7	1.40x
Infrontier	**–**	**–**	**–**	0.1	(14.0)	–
Consolidated before goodwill reserve	**972.3**	**1,324.7**	**0.73x**	790.5	1,186.8	0.67x
Goodwill reserve	**–**	**(976.4)**	**–**	–	(985.8)	–
Consolidated after goodwill reserve	**972.3**	**348.3**	**2.79x**	790.5	201.0	3.93x

ASSOCIATED COMPANIES

	At 30 Jun 2002			At 31 Dec 2001		
US$ millions	Net debt	Net assets/ (liabilities)	Gearing (times)	Net debt	Net assets/ (liabilities)	Gearing (times)
PLDT	**3,744.7**	**1,823.0**	**2.05x**	3,726.3	1,736.1	2.15x
Escotel	**194.1**	**(27.1)**	**–**	200.2	(22.7)	–

(i) Includes pledged deposits and excludes inter-company debt.

- Head Office gearing increased as a result of the repayment of the convertible bonds, including US$82.5 million of redemption premium that was previously classified within accounts payable.
- Indofood gearing declined as profits and a stronger rupiah enhanced net assets.
- Metro Pacific gearing increased mainly because of losses for the period, which resulted in reduced net assets.
- PLDT's gearing declined as profits enhanced net assets.

The maturity profile of consolidated debt follows. The lengthening of the debt maturity profile principally reflects the successful efforts of the Company and Indofood. The Head Office's convertible bonds were refinanced in March 2002 through a US$190 million two-year bank loan. Indofood's short-term debts were replaced through a US$100 million two-year term loan and US$280 million of five-year Euro-bonds.

Maturity profile of consolidated debt – 30 Jun 2002


19.3% Within one year
26.9% One to two years
47.4% Two to five years
6.4% Over five years

Maturity profile of consolidated debt – 31 Dec 2001


65.7% Within one year
7.5% One to two years
25.0% Two to five years
1.8% Over five years

MATURITY PROFILE OF CONSOLIDATED DEBT

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Within one year	**227.1**	750.2
One to two years	**316.4**	86.0
Two to five years	**556.5**	285.1
Over five years	**75.4**	20.3
TOTAL	**1,175.4**	1,141.6

The maturity profile of the borrowings of the Group's associated companies follows. The lengthening of the debt maturity profile of PLDT primarily reflects the results of its liability management programme. Following Escotel's debt refinancing, which was completed in March 2001, there were no significant changes to Escotel's debt maturity profile.

ASSOCIATED COMPANIES

	PLDT		Escotel	
US$ millions	At 30 Jun 2002	At 31 Dec 2001	At 30 Jun 2002	At 31 Dec 2001
2002	**354.0**	567.8	**16.2**	22.2
2003	**610.2**	685.0	**28.7**	28.8
2004	**380.7**	515.8	**53.4**	53.8
2005	**467.4**	435.5	**67.0**	67.5
2006 and onwards	**2,153.5**	1,605.0	**31.1**	31.3
TOTAL	**3,965.8**	3,809.1	**196.4**	203.6

CHARGES ON GROUP ASSETS

At 30 June 2002, certain bank loans were secured on the Group's property and equipment, accounts receivables and inventories equating to a net book value of US$152.9 million (31 December 2001: US$163.7 million). The two-year bank loan of US$187.4 million at Head Office is secured on First Pacific's interests in Indofood, PLDT and Metro Pacific of 49.3 per cent, 15.8 per cent and 80.6 per cent, respectively.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As all Head Office debt was denominated in U.S. dollars at 30 June 2002, and the US$190 million bank loan drawn down in January 2002 is denominated in HK dollars (which is pegged to the U.S. dollar at a fixed exchange rate), foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments, due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of Escotel and the Head Office, the principal components of the Company's adjusted net asset value (NAV) relate to investments denominated in pesos or rupiah. Accordingly, any depreciation of these currencies, from their level at 30 June 2002, would have a negative impact on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated impact on the Company's adjusted NAV for a one per cent depreciation of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV US$m	Effect on adjusted NAV per share HK cents
Indofood	(5.42)	(1.35)
PLDT	(3.03)	(0.75)
Metro Pacific	(0.83)	(0.21)
TOTAL[(i)]	**(9.28)**	**(2.31)**

(i) The NAV of the Group's investment in Escotel is based on historic U.S. dollar cost and, accordingly, any depreciation of the rupee would not affect the Company's adjusted NAV.

(B) Group risk

The Group's operating results are denominated in local currencies – principally the rupiah, peso and rupee – which are translated and consolidated to give the Group's U.S. dollar denominated results. The changes of these currencies against the U.S. dollar is summarized below:

Peso and Rupiah closing rates against the U.S. dollar



Peso
Rupiah
49
50
51
52
53
54
55
8,500
9,000
9,500
10,000
10,500
11,000
11,500
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Jul 02
Peso
Rupiah

Closing:	At 30 Jun 2002	At 31 Dec 2001	Six months change	At 30 Jun 2001	One year change
Peso	**50.33**	51.60	2.5%	52.43	4.2%
Rupiah	**8,713**	10,400	19.4%	11,390	30.7%
Rupee	**48.86**	48.25	-1.2%	47.04	-3.7%

Average:	Six months ended 30 Jun 2002	12 months ended 31 Dec 2001	Six months change	Six months ended 30 Jun 2001	One year change
Peso	**50.72**	51.04	0.6%	50.17	-1.1%
Rupiah	**9,505**	10,294	8.3%	10,661	12.2%
Rupee	**48.81**	47.24	-3.2%	46.77	-4.2%

Analysis of total borrowings by currency



42.4% US$
23.3% Peso
18.4% Rupiah
15.9% HK$

CONSOLIDATED NET DEBT BY CURRENCY

First Pacific's policy is for each operating entity to borrow in local currency where possible. However, it is often necessary for companies to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated net debt by currency follows.

US$ millions	US$	Peso	Rupiah	HK$	Total
Total borrowings	497.8	274.1	216.1	187.4	**1,175.4**
Cash and bank balances(i)	(56.2)	(16.6)	(128.3)	(2.0)	**(203.1)**
NET DEBT	**441.6**	**257.5**	**87.8**	**185.4**	**972.3**
Representing:					
Head Office	11.4	(0.2)	–	185.4	**196.6**
Indofood	430.2	–	87.8	–	**518.0**
Metro Pacific(ii)	–	257.7	–	–	**257.7**
NET DEBT	**441.6**	**257.5**	**87.8**	**185.4**	**972.3**

ASSOCIATED COMPANIES

US$ millions	US$	Peso	Yen	Rupee	Total
PLDT	3,265.2	195.1	284.4	–	**3,744.7**
Escotel	75.2	–	–	118.9	**194.1**

(i) Includes pledged deposits.

(ii) Excludes the Head Office inter-company loan of US$90.0 million.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in the U.S. dollar exchange rate. The following table illustrates the estimated impact on the Group's reported profitability for a one per cent depreciation in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect impact on the Group's operational results, as a consequence of changes in local currency revenues and costs, due to fluctuations in the U.S. dollar exchange rate.

US$ millions	Total US$ exposure	Hedged amount(i)	Unhedged amount(i)	Profit impact of 1% currency depreciation	Group profit impact(ii)
PLDT	3,265.2	(675.5)	2,589.7	(25.9)	**(4.3)**
Metro Pacific(iii)	90.0	–	90.0	(0.9)	**(0.5)**
TOTAL PHILIPPINES	**3,355.2**	**(675.5)**	**2,679.7**	**(26.8)**	**(4.8)**
Indofood (Indonesia)	430.2	(310.0)	120.2	(1.2)	**(0.4)**
Escotel (India)	75.2	(47.0)	28.2	(0.3)	**(0.1)**
Head Office(iv)	11.4	–	11.4	–	**–**
TOTAL	**3,872.0**	**(1,032.5)**	**2,839.5**	**(28.3)**	**(5.3)**

(i) Excludes the impact of "natural hedges".

(ii) Net of tax effect.

(iii) Represents Head Office inter-company loan of US$90 million.

(iv) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt and HK dollar debt at the Head Office do not give rise to any significant exchange exposure.

INTEREST RATE RISK

The Company and the majority of its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of consolidated net debt and an interest rate profile, together with details for associated companies, follows.

Interest rate profile


51.5% Fixed
48.5% Floating

CONSOLIDATED

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and bank balances[(i)]	Net debt
Head Office	150.0	87.4	(40.8)	**196.6**
Indofood	385.9	278.0	(145.9)	**518.0**
Metro Pacific[(ii)]	69.4	204.7	(16.4)	**257.7**
CONSOLIDATED	**605.3**	**570.1**	**(203.1)**	**972.3**

ASSOCIATED COMPANIES

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and bank balances	Net debt
PLDT	1,861.9	2,103.9	(221.1)	**3,744.7**
Escotel	137.9	58.5	(2.3)	**194.1**

(i) Includes pledged deposits.

(ii) Excludes Head Office inter-company loan of US$90.0 million.

The following table illustrates the estimated impact, on the Group's reported profit, of a one per cent increase in average annual interest rates for those entities that hold variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit impact of 1% increase in interest rates	Group profit impact[(i)]
Head Office	87.4	(0.9)	**(0.9)**
Indofood	278.0	(2.8)	**(1.0)**
Metro Pacific	204.7	(2.0)	**(1.1)**
PLDT	2,103.9	(21.0)	**(3.5)**
Escotel	58.5	(0.6)	**(0.3)**
TOTAL	**2,732.5**	**(27.3)**	**(6.8)**

(i) Net of tax effect.

EQUITY MARKET RISK

As the majority of its investments are in listed entities, the Company is exposed to fluctuations in the equity values of those companies in which it has invested. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in Indonesia and the Philippines. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of Indonesia and the Philippines, during the first half of 2002, follows.

	Jakarta Composite Index	Philippines Composite Index
At 31 Dec 2001	392.04	1,168.08
At 30 Jun 2002	505.00	1,156.35
Increase/(decline) during first half of 2002	28.8%	-1.0%

Share price vs adjusted NAV per share



HK$
8
6
4
2
0
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Share price
Adjusted NAV per share

ADJUSTED NET ASSET VALUE PER SHARE

The underlying worth of the Group, assessed by computing the adjusted net asset value (NAV) of each business as determined by its quoted share price (or in cases where a company is not listed, its book carrying cost), is calculated as follows:

		30 Jun 2002		31 Dec 2001
US$ millions	**Basis**	**Adjusted NAV**	**Invested Capital(i)**	**Adjusted NAV**
PLDT	(ii)	**303.1**	**1,241.0**	333.6
Indofood	(ii)	**542.4**	**706.6**	264.2
Metro Pacific	(ii)	**83.4**	**648.8**	87.2
Escotel	(iii)	**63.0**	**63.0**	63.0
Infrontier	(iv)	**-**	**24.0**	17.2
HEAD OFFICE				
- Net debt		**(196.6)**	**(196.6)**	(83.3)
- Other liabilities		**-**	**-**	(84.6)
- Receivables(v)		**107.4**	**107.4**	98.2
TOTAL VALUATION	(iv)	**902.7**	**2,594.2**	695.5
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		**3,139.8**	**3,139.8**	3,139.8
Value per share				
- U.S. dollar		**0.29**	**0.83**	0.22
- HK dollars		**2.24**	**6.44**	1.73
Company's closing share price (HK$)		**1.46**	**1.46**	0.96
Share price discount to HK$ value per share (%)		**34.8**	**77.3**	44.5

(i) Before impairment provisions effected in 2001.
(ii) Adjusted NAV is based on quoted share prices applied to the Company's economic interest.
(iii) Adjusted NAV is based on investment cost.
(iv) No value has been attributed to the Group's investment in Infrontier and Metrosel.
(v) Represents loan and accrued interest due from Metro Pacific.

Adjusted NAV by country - 30 Jun 2002



54.7% Indonesia
39.0% Philippines
6.3% India

EMPLOYEE INFORMATION

Six months ended 30 Jun **US$ millions**	**2002**	**2001**
REMUNERATION		
Basic salaries	**50.9**	44.7
Bonuses	**7.5**	7.8
Benefits in kind	**12.1**	8.7
Pension contribution	**1.1**	13.3
TOTAL	**71.6**	74.5

	2002	**2001**
NUMBER OF EMPLOYEES		
– As at 30 Jun	**48,500**	51,828
– Average for the period	**47,045**	50,274

For details regarding the Group's remuneration policies for Directors and Senior Executives, please refer to page 78 of First Pacific's 2001 Annual Report.

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT

Six months ended 30 Jun US$ millions	Note	(Unaudited) 2002	2001
TURNOVER	2	**899.1**	904.5
Cost of sales		**(676.5)**	(666.4)
GROSS PROFIT		**222.6**	238.1
Distribution costs		**(70.2)**	(60.1)
Administrative expenses		**(47.2)**	(82.3)
Other operating expenses		**(2.2)**	(32.1)
Other operating income		**34.4**	19.9
OPERATING PROFIT	2,3	**137.4**	83.5
Share of profits less losses of associated companies		**11.0**	(4.7)
Net borrowing costs	4	**(51.1)**	(49.9)
PROFIT BEFORE TAXATION		**97.3**	28.9
Taxation	5	**(38.0)**	(26.6)
PROFIT AFTER TAXATION		**59.3**	2.3
Outside interests		**(32.5)**	(14.4)
PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	6	**26.8**	(12.1)
EARNINGS/(LOSS) PER SHARE (U.S. cent)	7		
Basic		**0.85**	(0.39)
Diluted		**0.85**	(0.39)

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEET

US$ millions	Note	(Unaudited) At 30 Jun 2002	(Audited) At 31 Dec 2001
NON-CURRENT ASSETS			
Property and equipment	9	**1,035.6**	840.2
Associated companies	10	**(16.6)**	(23.6)
Long-term receivables		**244.6**	176.3
Goodwill		**11.1**	-
		1,274.7	992.9
CURRENT ASSETS			
Cash and bank balances		**162.0**	310.1
Pledged deposits	14 (c)	**41.1**	41.0
Short-term investments		**12.9**	11.5
Accounts receivable and prepayments	11	**364.0**	328.7
Inventories		**342.6**	361.5
		922.6	1,052.8
CURRENT LIABILITIES			
Accounts payable and accruals	12	**458.8**	514.0
Short-term borrowings	14 (b)	**289.9**	750.2
Provision for taxation		**18.0**	23.1
		766.7	1,287.3
NET CURRENT ASSETS/(LIABILITIES)		**155.9**	(234.5)
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,430.6**	758.4
EQUITY CAPITAL AND RESERVES			
Share capital		**31.4**	31.4
Reserves		**(149.0)**	(222.6)
Shareholders' deficit		**(117.6)**	(191.2)
OUTSIDE INTERESTS	14 (a)	**465.9**	392.2
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	14 (b)	**885.5**	391.4
Deferred liabilities and provisions	13	**131.9**	130.0
Deferred taxation		**64.9**	36.0
		1,082.3	557.4
		1,430.6	758.4

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Michael J. A. Healy
CHIEF OPERATING OFFICER
AND FINANCE DIRECTOR

Ronald A. Brown
EXECUTIVE DIRECTOR
AND COMPANY SECRETARY

19 August 2002

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

US$ millions	Share capital	Share premium	Property revaluation reserve	Exchange reserve	Revenue reserve	(Unaudited) Total
Balance at 1 Jan 2001	31.4	908.7	1.3	(332.5)	(239.4)	369.5
Net losses not recognized in the profit and loss statement						
– Exchange translation	–	–	–	(52.8)	–	(52.8)
Goodwill reinstated on disposal of associated companies	–	–	–	–	16.6	16.6
Net loss for the period	–	–	–	–	(12.1)	(12.1)
Dividends	–	–	–	–	(4.0)	(4.0)
BALANCE AT 30 JUN 2001	31.4	908.7	1.3	(385.3)	(238.9)	317.2
Balance at 1 Jan 2002	31.4	908.7	–	(20.2)	(1,111.1)	**(191.2)**
Net gains not recognized in the profit and loss statement						
– Exchange translation	–	–	–	37.5	0.4	**37.9**
Goodwill reinstated on dilution of interest in a subsidiary company	–	–	–	–	8.9	**8.9**
Net profit for the period	–	–	–	–	26.8	**26.8**
BALANCE AT 30 JUN 2002	**31.4**	**908.7**	**–**	**17.3**	**(1,075.0)**	**(117.6)**

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Capital expenditure



US$m
200
160
120
80
40
0
1998 1999 2000 2001 2002
Consumer
Telecommunications
Property

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		(Unaudited)	
Six months ended 30 Jun		**2002**	**2001**
US$ millions	**Note**		
OPERATING PROFIT		**137.4**	83.5
Foreign exchange (gains)/losses		**(18.7)**	31.3
Depreciation		**26.8**	31.0
Dividend income		**–**	(0.1)
Payments in respect of deferred liabilities and provisions		**–**	(17.2)
Loss/(gain) on the sale of property and equipment		**0.3**	(0.1)
Increase in working capital[(i)]		**(48.6)**	(15.3)
Others		**(25.2)**	(33.7)
Cash generated from operations		**72.0**	79.4
Interest paid		**(40.0)**	(48.7)
Tax paid		**(18.7)**	(15.1)
NET CASH INFLOW FROM OPERATING ACTIVITIES		**13.3**	15.6
Purchase of property and equipment		**(56.2)**	(62.6)
Sale of businesses, property and equipment and others		**2.0**	44.4
Loans repaid by/(to) associated companies		**0.6**	(2.4)
Interest received		**12.4**	15.2
Dividends received		**–**	1.7
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(41.2)**	(3.7)
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING ACTIVITIES		**(27.9)**	11.9
Net borrowings repaid	14(a)	**(118.5)**	(92.3)
Payment in connection with the shares repurchased by a subsidiary company	14(a)	**(35.3)**	–
Shares issued to outside interests by a subsidiary company	14(a)	**19.9**	–
Dividends paid			
– to outside interests by a subsidiary company	14(a)	**(0.9)**	–
– to shareholders		**–**	(4.0)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		**(134.8)**	(96.3)
DECREASE IN CASH AND CASH EQUIVALENTS		**(162.7)**	(84.4)
Cash and cash equivalents at 1 Jan		**310.1**	360.6
Exchange translation		**14.6**	(26.0)
CASH AND CASH EQUIVALENTS AT 30 JUN		**162.0**	250.2
REPRESENTING			
Cash and bank balances		**162.0**	255.9
Overdrafts	14(b)	**–**	(0.4)
Other short-term borrowings with an original maturity of less than 90 days	14(b)	**–**	(5.3)
CASH AND CASH EQUIVALENTS AT 30 JUN		**162.0**	250.2

(i) Changes in working capital are stated excluding movements due to acquisitions and disposals of subsidiary companies.

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice (SSAP) No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants (HKSA) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Condensed Interim Financial Statements are prepared on a basis consistent with the accounting policies adopted in the Group's 2001 audited Financial Statements except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (Revised): Presentation of Financial Statements
SSAP 11 (Revised): Foreign Currency Translation
SSAP 15 (Revised): Cash Flow Statements
SSAP 25 (Revised): Interim Financial Reporting
SSAP 33: Discontinuing Operations
SSAP 34: Employee Benefits

The adoption of these new or revised SSAPs has no material effect on the Group's results or shareholders' equity.

The Group has also adopted early the HKSA's Interpretation 18: "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests", which is effective for annual accounting periods commencing on or after 1 July 2002. Interpretation 18 requires that all potential voting rights, that are presently exercisable, be considered in determining control and significant influence. According to this Interpretation, Piltel qualifies as a subsidiary of PLDT and adjustments are required to consolidate Piltel's results into those of PLDT. No prior year adjustment is required as there is no material effect on the previous years' reported results or shareholders' equity.

The Condensed Interim Financial Statements are unaudited but have been reviewed by the Audit Committee and the Group's external auditors.

2. SEGMENTAL INFORMATION

An analysis of the Group's turnover and operating profit, by principal activities and markets, follows.

	Turnover		Operating profit	
Six months ended 30 Jun	**2002**	**2001**	**2002**	**2001**
US$ millions				
Principal activities/markets				
– Consumer/Indonesia	**836.4**	671.4	**119.0**	62.8
– Property/Philippines	**62.3**	87.8	**11.3**	6.9
– Disposed businesses[i]	**0.4**	145.3	**(2.3)**	3.6
Subtotal	**899.1**	904.5	**128.0**	73.3
Head Office	**–**	–	**9.4**	10.2
TOTAL	**899.1**	904.5	**137.4**	83.5

(i) Represents Infrontier in 2002 and 2001; Berli Jucker, Darya-Varia and Savills plc in 2001.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

3. OPERATING PROFIT

Six months ended 30 Jun US$ millions	2002	2001
OPERATING PROFIT IS STATED AFTER (CHARGING)/CREDITING		
Employee remuneration	**(71.6)**	(74.5)
Depreciation	**(26.8)**	(31.0)
Doubtful debt provisions	**(1.9)**	(0.7)
(Loss)/gain on the sale of property and equipment	**(0.3)**	0.1
Net exchange gains/(losses) on monetary items	**18.7**	(31.3)
Net rental income from investment properties	**1.2**	0.2
Dividends from unlisted investments	**–**	0.1

4. NET BORROWING COSTS

Six months ended 30 Jun US$ millions	2002	2001
Loan capital		
- wholly repayable within five years	**2.8**	6.1
- not wholly repayable within five years	**0.5**	1.4
Subtotal	**3.3**	7.5
Bank loans, overdrafts and other loans		
- wholly repayable within five years	**55.3**	50.5
- not wholly repayable within five years	**2.5**	1.0
Subtotal	**57.8**	51.5
TOTAL INTEREST EXPENSE	**61.1**	59.0
Other borrowing costs		
- Redemption premium on convertible instruments	**4.2**	11.3
TOTAL BORROWING COSTS	**65.3**	70.3
Less borrowing costs capitalized in property investments	**(2.0)**	(6.0)
Less interest income	**(12.2)**	(14.4)
NET BORROWING COSTS	**51.1**	49.9

5. TAXATION

No Hong Kong profits tax (2001: Nil) has been provided as the Group had no estimated assessable profits (2001: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

Six months ended 30 Jun US$ millions	2002	2001
SUBSIDIARY COMPANIES		
Current taxation - Overseas	**13.0**	16.7
Deferred taxation - Overseas	**15.4**	4.1
Subtotal	**28.4**	20.8
ASSOCIATED COMPANIES		
Current taxation - Overseas	**2.2**	5.5
Deferred taxation - Overseas	**7.4**	0.3
Subtotal	**9.6**	5.8
TOTAL	**38.0**	26.6

Excluding non-taxable business disposals, the effective tax rate for 2002 was 41.6% (2001: 46.1%).

6. PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Profit/(loss) attributable to ordinary shareholders includes exchange gains/(losses) that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of PLDT and Indofood.

Six months ended 30 Jun US$ millions	2002	2001
Exchange gains/(losses)		
– Subsidiary companies	**18.7**	(31.3)
– Associated companies	**8.5**	(28.5)
Subtotal	**27.2**	(59.8)
Attributable to taxation and outside interests	**(16.0)**	27.3
TOTAL	**11.2**	(32.5)

Exchange gains/(losses), net of taxation and outside interests, by principal operating company is set out below.

Six months ended 30 Jun US$ millions	2002	2001
PLDT	**8.0**	(18.9)
Indofood	**6.6**	(8.4)
Others	**(3.4)**	(5.2)
TOTAL	**11.2**	(32.5)

7. EARNINGS /(LOSS) PER SHARE

Six months ended 30 Jun	2002	2001
Earnings/(loss) per share are based on		
- profit/(loss) attributable to ordinary shareholders of (US$ millions)	**26.8**	(12.1)
- and an average number of shares in issue of (millions)	**3,139.8**	3,139.8
Resulting in earnings/(loss) per share of (U.S. cent)	**0.85**	(0.39)

As the convertible instruments have no dilutive effect, there is no difference between the basic and diluted earnings/(loss) per share figures for both 2002 and 2001.

8. ORDINARY SHARE DIVIDENDS

At a meeting held on 19 August 2002, the Directors proposed that no interim dividend be paid for 2002 (2001: Nil).

9. PROPERTY AND EQUIPMENT

The movements in property and equipment are set out below.

US$ millions	2002	2001
At 1 Jan	**840.2**	2,001.6
Exchange translation	**108.8**	(150.9)
Additions	**63.1**	67.8
Disposals	**(17.5)**	(65.5)
Depreciation	**(26.8)**	(31.0)
Reclassifications	**67.8**	(211.9)
AT 30 JUN	**1,035.6**	1,610.1

10. ASSOCIATED COMPANIES

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Escotel	**(133.4)**	(129.3)
PLDT	**73.4**	53.6
Metro Pacific associates	**40.4**	49.7
Others	**3.0**	2.4
TOTAL	**(16.6)**	(23.6)

11. ACCOUNTS RECEIVABLE AND PREPAYMENTS

Included in accounts receivable and prepayments are trade receivables of US$163.4 million (31 December 2001: US$169.0 million). An ageing analysis of trade receivables follows.

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Less than 30 days	**91.6**	144.2
30 to 60 days	**37.3**	7.7
60 to 90 days	**7.2**	4.2
Over 90 days	**27.3**	12.9
TOTAL	**163.4**	169.0

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15 to 60 days of credit. Metro Pacific collects contract receivables by installments over periods ranging between two and 10 years.

12. ACCOUNTS PAYABLE AND ACCRUALS

Included in accounts payable and accruals are trade payables of US$194.9 million (31 December 2001: US$182.3 million). An ageing analysis of trade payables follows.

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Less than 30 days	**156.4**	100.7
30 to 60 days	**3.7**	28.7
60 to 90 days	**2.1**	14.6
Over 90 days	**32.7**	38.3
TOTAL	**194.9**	182.3

13. DEFERRED LIABILITIES AND PROVISIONS

US$ millions	Deferred income	Long-term payables	Redemption premium on convertible instruments	Pensions and others	2002 Total	2001 Total
At 1 Jan	35.1	47.0	84.0	102.1	**268.2**	282.5
Exchange translation	0.2	1.2	0.1	7.2	**8.7**	(8.9)
Additions	8.8	5.5	4.2	16.1	**34.6**	51.4
Payment and utilization	(3.2)	–	(88.2)	(48.0)	**(139.4)**	(95.7)
Subtotal	40.9	53.7	0.1	77.4	**172.1**	229.3
Less current portion included in accounts payable and accruals	(1.3)	(26.6)	(0.1)	(12.2)	**(40.2)**	(95.0)
AT 30 JUN	**39.6**	**27.1**	**–**	**65.2**	**131.9**	134.3

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

14. NOTES TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(a) ANALYSIS OF CHANGES IN FINANCING

US$ millions	Share capital and share premium	Outside interests	Bank and other borrowings	2002 Total financing	2001 Total financing
At 1 Jan	940.1	392.2	1,141.6	**2,473.9**	3,311.4
Exchange translation	–	45.1	55.0	**100.1**	(123.4)
Net cash outflow	–	(16.3)	(118.5)	**(134.8)**	(92.3)
Attributable profit	–	32.5	–	**32.5**	14.4
Other movements	–	12.4	97.3	**109.7**	(65.6)
AT 30 JUN	**940.1**	**465.9**	**1,175.4**	**2,581.4**	3,044.5

(b) ANALYSIS OF BANK AND OTHER BORROWINGS

US$ millions	At 30 Jun 2002	At 30 Jun 2001
Loan capital and long-term borrowings	**885.5**	457.4
Short-term borrowings	**289.9**	831.7
Amounts reclassified as cash and cash equivalents		
- Overdrafts	**–**	(0.4)
- Other short-term borrowings with an original maturity of less than 90 days	**–**	(5.3)
TOTAL	**1,175.4**	1,283.4

(c) PLEDGED DEPOSITS

The Company has pledged bank deposits of US$2.4 million (31 December 2001: US$4.4 million) as security for a loan.

In addition, Indofood has pledged bank deposits totaling Rupiah 336.7 billion (US$38.7 million) (31 December 2001: Rupiah 380.6 billion or US$36.6 million) as security in connection with loans advanced to PT Salim Ivomas Pratama (SIMP). During 2001, the Indonesia Bank Restructuring Agency sold SIMP to Kumpulan Guthrie Berhad (Guthrie) and Guthrie has agreed to replace Indofood's bank deposits with an alternative security. During 2002, Indofood deposits totaling Rupiah 43.9 billion were released and Guthrie has committed to release the remaining deposits, in stages, before the end of 2002.

15. COMMITMENTS AND CONTINGENT LIABILITIES

(a) CAPITAL EXPENDITURE

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Commitments in respect of subsidiary companies:		
Authorized but not contracted for	**23.2**	20.6
Contracted but not provided for	**16.9**	26.9
TOTAL	**40.1**	47.5

This mainly relates to Indofood (purchase of machinery and equipment) and Metro Pacific (property development obligations).

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Group's share of commitments in respect of associated companies:		
Authorized but not contracted for	**27.0**	63.1
Contracted but not provided for	**26.2**	66.8
TOTAL	**53.2**	129.9

Principally represents PLDT's commitments to acquire telecommunications equipment.

(b) CONTINGENT LIABILITIES

Contingent liabilities in respect of the Company and subsidiary companies are set out below.

US$ millions	At 30 Jun 2002	At 31 Dec 2001
Guarantees for credit facilities given to		
– an associated company	**97.7**	100.1
– others	**–**	2.6
TOTAL	**97.7**	102.7

Guarantees in respect of an associated company relate to credit facilities extended to Escotel, which are guaranteed by Escotel's shareholders on a pro-rata basis. Guarantees of US$97.7 million (31 December 2001: US$100.1 million) represents the Group's 49 per cent share of Escotel's borrowings.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

16. SHARE OPTIONS

The table below gives particulars of options, to subscribe for shares of the Company, that have been granted to the Executive Directors and senior executives of the Company.

	Options held at 1 Jan 2002	Options canceled during the period	Options held at 30 Jun 2002	Option exercise price (HK$)	Market price at date of grant (HK$)	Grant date	Exercisable from	Exercisable until
COMPANY								
EXECUTIVE DIRECTORS								
Manuel V. Pangilinan	12,498,000	–	12,498,000	9.47	9.60	19 Dec 1996	Dec 1996	Dec 2006
Michael J.A. Healy	964,000	–	964,000	9.47	9.60	19 Dec 1996	Dec 1996	Dec 2006
	2,004,000	–	2,004,000	5.38	6.80	25 Jun 1999	Jun 2000	Jun 2009
Ronald A. Brown	1,360,000	–	1,360,000	9.47	9.60	19 Dec 1996	Dec 1996	Dec 2006
	2,504,000	–	2,504,000	5.38	6.80	25 Jun 1999	Jun 2000	Jun 2009
Edward A. Tortorici	920,000	–	920,000	9.22	9.15	16 Jul 1997	Jul 1997	Jul 2007
	5,556,000	–	5,556,000	6.72	6.80	25 Jun 1999	Jan 2000	Jun 2009
SENIOR EXECUTIVES	3,298,000	(454,000)	2,844,000	9.47	9.60	19 Dec 1996	Dec 1996 to Dec 1997	Dec 2006
	4,458,000	(1,522,000)	2,936,000	5.38	2.40-6.80	25 Jun 1999 to 14 Aug 2000	Jun 2000 to Aug 2001	Jun 2009

No share options have been granted, exercised or canceled during the period in respect of Metro Pacific's share options scheme. For details, please refer to page 80 of First Pacific's 2001 Annual Report.

On 16 May 2001, Indofood established an Employee Stock Ownership Programme (ESOP), which is to be implemented in three phases ending on 15 May 2004. Under this programme, certain persons who have been employees, including directors and senior executives, of Indofood for a minimum of one year were granted non-transferable options to purchase Indofood's common shares with a par value of Rupiah 100 each, exercisable in the relevant period up to 15 May 2004. The programme has authorized the granting of up to 915,600 options to purchase 500 common shares each, representing in aggregate 457,800,000 common shares or five per cent of the issued and outstanding share capital of Indofood at 16 May 2001, at an exercise price of Rupiah 825 per share. At 31 December 2001, no options had been granted under the ESOP. On 15 May 2002, 457,800 options were granted and all of these have been exercised. The market value of Indofood shares, at the date the options were granted, was Rupiah 1,000 per share.

The Directors are of the view that the value of options granted during the period depends on a number of variables which are either difficult to ascertain or which can only be ascertained subject to a number of theoretical bases and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of options will not be meaningful and may be misleading to shareholders.

17. RELATED PARTY TRANSACTIONS

In the ordinary course of business, Indofood has engaged in trade and financial transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim family either through direct and/or common share ownership. Mr. Anthoni Salim is a Director and substantial shareholder of the Company and is a Commissioner of Indofood.

Indofood believes that these transactions are conducted under normal terms and conditions, similar to those with non-related parties. The more significant transactions with these related parties are summarized below.

Nature of balances US$ millions	At 30 Jun 2002	At 31 Dec 2001
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	**5.7**	5.4
– from affiliated companies	**3.4**	2.6
Accounts receivable – non-trade		
– from affiliated companies	**9.0**	10.1
Long-term receivables		
– from associated companies	**3.0**	1.0
– from affiliated companies	**1.6**	27.5
Accounts payable – trade		
– to associated companies	**1.4**	1.1
– to affiliated companies	**2.1**	14.2

Nature of transactions Six months ended 30 Jun US$ millions	2002	2001
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	**26.4**	21.2
– to affiliated companies	**8.6**	2.9
Purchase of raw materials		
– from associated companies	**6.8**	5.6
– from affiliated companies	**16.2**	73.6

Approximately four per cent (2001: four per cent) of Indofood's sales and four per cent (2001: 16 per cent) of its purchases were transacted with these related companies.

18. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation. In particular, the comparatives have been adjusted to take into account HKSSAP 15 (Revised). Such reclassifications have no material effect on the Group's results or shareholders' equity.

REVIEW REPORT BY THE AUDITORS

To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

We have been instructed by the Company to review the Condensed Interim Financial Statements set out on pages 17 to 29.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of Condensed Interim Financial Statements to be in compliance with SSAP 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The Condensed Interim Financial Statements are the responsibility of, and have been approved by, the Directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with SAS 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the Condensed Interim Financial Statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Condensed Interim Financial Statements.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the Condensed Interim Financial Statements for the six months ended 30 June 2002.

PricewaterhouseCoopers
CERTIFIED PUBLIC ACCOUNTANTS

Hong Kong, 19 August 2002

REVIEW STATEMENT BY THE AUDIT COMMITTEE

In accordance with the requirements of paragraph 39 of Appendix 16 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, the Audit Committee has reviewed the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2002, including the accounting principles and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2002. The Review Report by the Auditors is set out on page 30.

PROPOSED TRANSACTION WITH THE GOKONGWEI GROUP

On 5 June 2002, First Pacific announced its signing of a legally binding Memorandum of Agreement (MOA) with the Gokongwei Group for the establishment of joint venture arrangements in relation to First Pacific's existing interests in PLDT and BLC.

Since that announcement, First Pacific has focused upon addressing and discussing various transaction-related issues with the Gokongwei Group (due diligence), NTT (right of first refusal) and PLDT (due diligence access and director nomination and election) in order to resolve these issues and close the transaction. Currently, First Pacific has advanced documentation and commenced the transaction's pre-closing reorganization steps, while continuing to target a third quarter closing.

On 3 July 2002, PLDT initiated a U.S. lawsuit against First Pacific and certain related companies to compel disclosure of the MOA. The Legal Proceedings section contains further information relating to this lawsuit.

LEGAL PROCEEDINGS

First Pacific has recently received shareholder inquiries on the status of certain legal proceedings that either do or may involve the Company. In order to keep shareholders fully apprised of such proceedings, these are summarized below and will be updated in all subsequent annual and interim reports.

PLDT has already included similar disclosures, concerning Manuel V. Pangilinan, President and Chief Executive Officer of PLDT, in each of its 2001 and 2002 Notice of Annual Stockholders' Meeting, as well as in various documents filed with both the Philippine and United States securities regulators.

PHILIPPINE OMBUDSMAN'S INVESTIGATION OF MANUEL V. PANGILINAN, EXECUTIVE CHAIRMAN

In January 2001, during the Philippine government's impeachment hearings against former Philippine President Joseph Estrada, a Philippine newspaper article revealed information concerning monies deposited in a bank account allegedly owned by former President Estrada, under the fictitious name, "Jose Velarde" (the Velarde Account).

On 2 February 2001, a group of private Philippine lawyers filed a criminal complaint with the Philippines Office of the Ombudsman (the Ombudsman) against former President Estrada and certain other individuals, including Mr. Pangilinan. The complaint alleged that the defendants were involved in acts involving direct bribery, indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials, and/or "economic plunder", all of which are crimes under various Philippine laws.

In Mr. Pangilinan's case, the complaint also alleged that a Pesos 20 million check issued by Mr. Pangilinan was deposited in the Velarde Account.

The Ombudsman, by Order dated 6 April 2001, directed the defendants to file counter-affidavits in response to the complaint. Mr. Pangilinan's counter-affidavit, dated 2 May 2001, denied all of the allegations made against him. Specifically, Mr. Pangilinan stated that his Pesos 20 million check payment was a lawful election campaign contribution paid out of his personal funds, which he earned lawfully as a professional and which were not ill-gotten.

On 13 September 2001, the Ombudsman issued a Resolution dismissing charges against some but not all of the persons named in the original private lawyers' complaint. Specifically, in Mr. Pangilinan's case, the Ombudsman stated that, while there was no independent corroboration of the political campaign contribution made to an Estrada associate, there also was insufficient evidence to warrant a *prima facie* finding of wrongdoing against Mr. Pangilinan.

As a result, the Ombudsman referred Mr. Pangilinan's case to the Ombudsman's Fact-Finding Intelligence Bureau for further fact-finding investigation. The Ombudsman's investigation into the matters raised by the private lawyers' complaint and the Ombudsman's prosecution of former President Estrada continues.

PLDT VS. FIRST PACIFIC COMPANY LIMITED *ET. AL.*

On 5 June 2002, First Pacific announced its signing of a legally binding Memorandum of Agreement (MOA) with the Gokongwei Group for the establishment of joint venture arrangements in relation to First Pacific's existing interests in PLDT and BLC.

First Pacific disclosed the material terms and conditions of the MOA in its 5 June 2002 announcement, which announcement was made in accordance with the Hong Kong Stock Exchange Listing Rules on "Notifiable Transactions".

On 3 July 2002, PLDT initiated a U.S. lawsuit against First Pacific and certain related companies, to compel disclosure of the MOA itself to PLDT, whose securities are listed and traded in the U.S. To address this nuisance lawsuit and avoid unnecessary legal expense, First Pacific voluntarily disclosed the MOA on 19 July 2002 to all relevant entities. Although First Pacific's action confirmed that it had disclosed the MOA's material terms and conditions on 5 June 2002, PLDT still has not clarified its reasons for continuing the lawsuit.

First Pacific will make further announcements as and when appropriate. All previous announcements relating to the transaction are available at www.firstpacco.com.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company, during this period, has not been in compliance with the Company's Code of Best Practice, which incorporates the items set out in Appendix 14 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited.

In compliance with the additional requirement of The Stock Exchange of Hong Kong Limited's Code of Best Practice, the Company in 1998 established an Audit Committee, which is currently composed of two independent Non-executive Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal control, to protect the interests of the Company's shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

INTERESTS OF THE EXECUTIVE CHAIRMAN, OTHER DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

INTERESTS OF THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS IN THE COMPANY

Information in respect of the interests of the Executive Chairman and other Directors in the share capital of the Company as at 30 June 2002, disclosed pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance), is detailed below.

		Ordinary shares	Ordinary share options
Sutanto Djuhar	30.0 per cent interest		
Tedy Djuhar	10.0 per cent interest		
Ibrahim Risjad	10.0 per cent interest		
Anthoni Salim	10.0 per cent interest all via First Pacific Investments Limited(i)	790,229,364(C)	–
Anthoni Salim	33.3 per cent interest via First Pacific Investments (BVI) Limited(ii) (iii)	582,076,361(C)	–
Manuel V. Pangilinan		6,026,759(P)	12,498,000(P)
Michael J. A. Healy		877,991(P)	2,968,000(P)
Ronald A. Brown		3,452,640(P)	3,864,000(P)
Edward A. Tortorici		13,132,129(P)	6,476,000(P)
Prof. Edward K.Y. Chen, CBE, JP		–	–
David W.C. Tang, OBE		–	–

(C) = Corporate interest, (P) = Personal interest

(i) Soedono Salim, the former Chairman, and Sudwikatmono, a former Non-executive Director, own 30.0 per cent and 10.0 per cent interests, respectively, in First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

(iii) First Pacific Investments (BVI) Limited holds a US$50.0 million Convertible Note of the Company.

INTERESTS OF THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS IN THE COMPANY'S ASSOCIATED CORPORATIONS

The interests of the Executive Chairman and other Directors in the capital of the Company's associated corporations (within the meaning of the SDI Ordinance) as at 30 June 2002 were as follows.

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation (MPC), 40,000 common shares(P) in Philippine Long Distance Telephone Company (PLDT) and 300,000 common shares (P) in Pilipino Telephone Corporation. In addition, he is entitled to 97,571 stock options(P) in PLDT.
- Michael J.A. Healy owned 625,000 ordinary shares(P) in P.T. Indofood Sukses Makmur Tbk (Indofood).
- Ronald A. Brown owned 582,500 ordinary shares(P) in Indofood.
- Edward A. Tortorici owned 3,051,348 common shares(P) in MPC, 96,880 common shares(P) in PLDT and 2,450,000 ordinary shares(P) in Indofood.
- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.
- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood and a US$50,000,000 Convertible Note(C) in First Pacific.

(C) = Corporate interest, (P) = Personal interest

INTERESTS OF THE EXECUTIVE CHAIRMAN, OTHER DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

INTERESTS OF SUBSTANTIAL SHAREHOLDERS OTHER THAN THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS IN THE COMPANY

The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that as at 30 June 2002, the Company had been notified of the following shareholders' interest, being 10.0 per cent or more of the Company's issued share capital.

(A) First Pacific Investments Limited (FPIL-Liberia), which is incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2002. FPIL-Liberia is majority owned by four Non-executive Directors of the Company. Their beneficial indirect interests in the Company, through FPIL-Liberia, as at 30 June 2002, were: Sutanto Djuhar 7.55 per cent, Tedy Djuhar 2.52 per cent, Ibrahim Risjad 2.52 per cent, and Anthoni Salim 2.52 per cent.

(B) First Pacific Investments (BVI) Limited (FPIL-BVI), which is incorporated in the British Virgin Islands, beneficially owned 582,076,361 ordinary shares at 30 June 2002, and is 33.3 per cent owned by one Non-executive Director of the Company, Mr. Anthoni Salim. His beneficial indirect interest in the Company, through FPIL-BVI, as at 30 June 2002, was 6.18 per cent.

(C) The Capital Group Companies, Inc. held 528,175,658 ordinary shares, representing 16.82 per cent of the Company's issued share capital.

HKSCC Nominees Limited, Credit Suisse First Boston (Singapore Branch) and Horsford Nominees Limited, as at 30 June 2002, were the registered owners of 1,034,755,725 ordinary shares, 80,000,000 ordinary shares and 75,700,000 ordinary shares, representing 32.96 per cent, 2.55 per cent and 2.41 per cent respectively, of the total issued share capital in the Company, as pledged by FPIL-Liberia and FPIL-BVI to secure certain credit facilities. In addition, as at 30 June 2002, FPIL-Liberia and FPIL-BVI have pledged 159,400,000 ordinary shares and 21,860,000 ordinary shares, registered in their own names, respectively, to secure certain credit facilities.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

In January 2002, the Group repurchased and canceled US$117.3 million of the two per cent 2002 convertible bonds for a total consideration of US$157.5 million. The remaining convertible bonds totaling US$130.5 million were redeemed at a total consideration of US$176.3 million on 27 March 2002.

During the period, Indofood repurchased approximately 336.1 million common shares from the market at an average price of approximately Rupiah 1,007 per share.

On 15 May 2002, under its Employee Stock Ownership Programme, Indofood granted 457,800 options to qualified employees to purchase 228.9 million common shares at an exercise price of Rupiah 825 per share. The options were fully exercised by the employees on 15 May 2002 and Indofood issued 228.9 million new common shares.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies.

HK GAAP AND IAS RECONCILIATION

The Financial Statements of the Company are prepared in accordance with Hong Kong Generally Accepted Accounting Principles (HK GAAP). For the benefit of international investors, there follows a reconciliation between HK GAAP and International Accounting Standards (IAS) which sets out the principal differences between HK GAAP and IAS that would materially impact the consolidated profit/(loss) attributable to ordinary shareholders and shareholders' equity/(deficit).

For details of HK GAAP and IAS accounting treatments in respect of goodwill and deferred tax, please refer to page 83 of First Pacific's 2001 Annual Report.

The following is a summary of the estimated material adjustments between HK GAAP and IAS.

PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Six months ended 30 Jun US$ millions	2002	2001
PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS AS REPORTED UNDER HK GAAP	**26.8**	(12.1)
Estimated material IAS adjustments		
- Reversal of goodwill reinstated on disposals and dilutions	**1.4**	3.0
- Purchased goodwill amortization[(i)]	**(25.2)**	(50.4)
- Net deferred tax liabilities recognized	**(5.2)**	(1.7)
ESTIMATED LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS UNDER IAS	**(2.2)**	(61.2)

U.S. cents		
ESTIMATED BASIC AND DILUTED LOSS PER SHARE UNDER IAS	**(0.1)**	(1.9)

SHAREHOLDERS' EQUITY/(DEFICIT)

US$ millions	At 30 Jun 2002	At 31 Dec 2001
SHAREHOLDERS' DEFICIT AS REPORTED UNDER HK GAAP	**(117.6)**	(191.2)
Estimated material IAS adjustments		
- Capitalization of purchased goodwill	**926.8**	960.0
- Net deferred tax liabilities recognized	**(26.2)**	(21.2)
ESTIMATED SHAREHOLDERS' EQUITY UNDER IAS	**783.0**	747.6

U.S. cents		
ESTIMATED SHAREHOLDERS' EQUITY PER SHARE UNDER IAS	**24.9**	23.8

(i) Assumes goodwill is amortized over 20 years.

INFORMATION FOR INVESTORS

FINANCIAL DIARY

Preliminary announcement of 2002 interim results	19 August 2002
Interim report posted to shareholders	31 August 2002
Financial year-end	31 December 2002
Preliminary announcement of 2002 results	3 March 2003*

* Subject to confirmation

HEAD OFFICE

24th Floor, Two Exchange Square, 8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4388 Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

REGISTERED OFFICE

Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda
Telephone: (1 441) 295 2244 Fax: (1 441) 292 8666

TO CONSOLIDATE SHAREHOLDINGS

Write to our principal share registrar and transfer office in Bermuda at:

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda

Or the Hong Kong branch at:

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

STOCK CODES

The Stock Exchange of Hong Kong: 142
Bloomberg: 142 HK
Reuters: 0142.HK
ADR Code: FPAFY
CUSIP reference number: 335889200

TO RECEIVE ADDITIONAL INFORMATION, CONTACT

Rebecca G. Brown
Executive Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square, 8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374 Fax: (852) 2845 9243
Email: info@firstpac.com.hk

TO RECEIVE A CHINESE VERSION OF THIS REPORT, CONTACT

Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square, 8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374 Fax: (852) 2845 9243
Email: info@firstpac.com.hk

WEB SITE

www.firstpacco.com

SHARE LISTINGS

First Pacific's shares are listed on The Stock Exchange of Hong Kong and are traded over-the-counter in the U.S. in the form of American Depositary Receipts issued by The Bank of New York.

AUDITORS

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong SAR

SOLICITORS

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

PRINCIPAL BANKERS

ING Bank NV
Credit Suisse First Boston
ABN AMRO Bank NV
Standard Chartered Bank
JPMorgan

FIRST PACIFIC'S PRINCIPAL INVESTMENTS

AS AT 30 JUNE 2002

PT Indofood Sukses Makmur Tbk

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya stock exchanges. The principal businesses of Indofood are Noodles, Flour and Edible Oils & Fats, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods.

Sector: Consumer
Place of incorporation / business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest / voting interest: 49.3 per cent

As a consequence of Indofood's share buy back and employee share ownership programmes, First Pacific's economic interest in Indofood as at 19 August 2002 was 49.8 per cent.

Further information on Indofood can be found at www.indofood.co.id

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications provider in the Philippines. It is based and listed in Manila and has ADRs listed on the New York Stock Exchange and on the Pacific Exchange located in San Francisco, California. Through its three principal business groups – Wireless, Fixed Line and Information and Communications Technology – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular and fixed line network.

Sector: Telecommunications
Place of incorporation / business area: Philippines
Issued number of shares: 169.0 million
Economic interest / voting interest: 24.4 per cent / 31.5 per cent

Further information on PLDT can be found at www.pldt.com.ph

Metro Pacific Corporation

Metro Pacific is based and listed in Manila and has interests principally in Property (Bonifacio Land Corporation, Landco Pacific and Pacific Plaza Towers).

Sector: Property
Place of incorporation / business area: Philippines
Issued number of shares: 18.6 billion
Economic interest / voting interest: 80.6 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Escotel Mobile Communications Limited

Escotel is based in New Delhi, India and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala.

Sector: Telecommunications
Place of incorporation / business area: India
Issued number of shares: 366.0 million
Economic interest / voting interest: 49.0 per cent

Further information on Escotel can be found at www.escotelmobile.com

Designed and printed by A.Plus Financial Press Limited, Hong Kong

FIRST
PACIFIC

web site: www.firstpacco.com email: info@firstpac.com.hk tel: (852) 2842 4388 fax: (852) 2845 9243